SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. 1)*

NeoMedia Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

640505301

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 640505301	SCHEDULE 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS JMC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 - (1)
	6	SHARED VOTING POWER See Item 4 below
	7	SOLE DISPOSITIVE POWER - 0 - (1)
	8	SHARED DISPOSITIVE POWER See Item 4 below
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4.99% (See Item 4 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4 below)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Shares are held directly by JMC Holdings, L.P. J. Michael Cline is the General Partner of JMC Holdings, L.P. (See Item 4 below).

CUSIP No. 640505301	SCHEDULE 13G/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS J. Michael Cline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 - (1)
	6	SHARED VOTING POWER See Item 4 below
	7	SOLE DISPOSITIVE POWER - 0 - (1)
	8	SHARED DISPOSITIVE POWER See Item 4 below
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4.99% (See Item 4 below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4 below)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 640505301	SCHEDULE 13G/A	Page 4 of 5 Pages

Preliminary Note: This Amendment No. 1 to Schedule 13G amends and supplements the Schedule 13G initially filed by the Reporting Persons on April 7, 2011 (the “Schedule 13G”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of NeoMedia Technologies, Inc. (the “Issuer”). Except to the extent amended or supplemented by the information contained in this Amendment No. 1, the Schedule 13G, as amended as provided herein, remains in full force and effect. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13G.

Item 4.	Ownership.

Item 4 is hereby amended to add the following:

On November 8, 2011, the Reporting Persons received a Convertible Debenture with a $40,750 outstanding principal balance (the “November Debenture”), which November Debenture was originally issued by the Issuer on August 24, 2006. All or any portion of the outstanding principal amount of the November Debenture and accrued but unpaid interest thereon is convertible into Common Stock of the Issuer at a conversion rate, at the sole option of the holder, equal to either (i) twenty cents ($0.20) or (ii) 90% of the lowest closing Bid Price (as defined in the November Debenture) during the 125 trading days immediately preceding the date of conversion. The November Debenture prohibits the Reporting Persons from converting any portion thereof to the extent such conversion would result in the Reporting Persons beneficially owning in excess of 4.99% of the outstanding shares of Common Stock following such conversion or receipt of shares as payment of interest.

Holdings as of December 31, 2011 (1)
	Amount Beneficially Owned		Percent of Class (1)		Power to Vote				Power to Dispose
Reporting Person					Sole		Shared		Sole		Shared

JMC	22,704,791	(2)	4.99	% (2)	- 0 -	(3)	22,704,791	(2)	- 0 -	(3)	22,704,791	(2)

Mr. Cline	22,704,791	(2)	4.99	% (2)	- 0 -	(3)	22,704,791	(2)	- 0 -	(3)	22,704,791	(2)

(1)	Calculated on the basis of (i) $194,534 in outstanding principal balance of the Debenture and $40,750 outstanding principal balance and approximately $1,016 accrued but unpaid interest on the November Debenture held by the Reporting Persons as of December 31, 2011, (ii) 437,378,114 shares of Common Stock outstanding as of November 9, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011, and (iii) 7,978,723 shares of Common Stock issued to JMC on December 15, 2011 upon conversion of a portion of the Debenture.
(2)	The Debenture and the November Debenture prohibit the Reporting Persons from converting any portion of the Debenture or the November Debenture, respectively, or receiving shares of Common Stock as payment of interest thereunder to the extent such conversion or the receipt of such interest payment would result in the Reporting Persons beneficially owning in excess of 4.99% of the outstanding shares of Common Stock following such conversion or receipt of shares as payment of interest. If there were no “blocker” provision in the Debenture and the November Debenture, then based on a conversion price for the Debenture of $0.0094 on December 31, 2011 and a conversion price for the November Debenture of $0.0093 on December 31, 2011, if the $194,534 outstanding principal balance of the Debenture and the $40,750 outstanding principal balance and approximately $1,016 accrued but unpaid interest of the November Debenture were converted as of such date, the Reporting Persons would beneficially own 38,241,852 shares of Common Stock of the Issuer which would represent approximately 8.13% of the total shares of Common Stock outstanding at such time.
(3)	Shares held directly by JMC Holdings, L.P. J. Michael Cline is the General Partner of JMC Holdings, L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

Item 5 is hereby amended to add the following:

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 640505301	SCHEDULE 13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012	JMC HOLDINGS, L.P.

	By:	/s/ J. Michael Cline
Name: J. Michael Cline
Title: General Partner

/s/ J. Michael Cline
J. Michael Cline